July 27, 2020

VIA EDGAR TRANSMISSION

Jason L. Drory, Attorney

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Matinas BioPharma Holdings, Inc.
Registration Statement on Form S-3
Filed July 2, 2020
File No. 333-239675

Dear Mr. Drory:

I am writing on behalf of Matinas BioPharma Holdings, Inc. (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated July 16, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Set forth below is the Company’s response to the comments raised in the Comment Letter. For the convenience of the Staff, the comments in the Comment Letter are reprinted in bold and are followed by the Company’s responses.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects revisions made to the Registration Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Jason L. Drory

July 27, 2020

Registration Statement on Form S-3

General

1.	We note that Article XI of your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the Company’s forum selection provision provides that the Court of Chancery of the State of Delaware has exclusive jurisdiction over only certain matters to the “fullest extent permitted by law”. Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, for which federal and state courts have concurrent jurisdiction, and the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction. In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision. The Company has also added a risk factor on page S-4 of the Prospectus Supplement included as part of the Registration Statement describing the Company’s forum selection provision and its intent.

2.	We note your disclosure in your risk factor on page 67 of your Form 10-K filed on March 9, 2020, where you state, “our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.” We note the forum selection provision in Exhibit 3.01 does not address Securities Act claims. Please revise your disclosure in future filings or advise.

Response: The Company respectfully advises the Staff that it intends to add the risk factor describing the Company’s forum selection provision and its intent in its next Quarterly Report on Form 10-Q and in future registration statements, as applicable.

Jason L. Drory

July 27, 2020

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please contact me at 973-597-2476.

Very truly yours,

		By:	/s/ Steve Skolnick
Steve Skolnick

cc:	Jerome D. Jabbour
Matinas BioPharma Holdings, Inc.